Howard Groedel
Partner

DIRECT	216.583.7118
DIRECT FAX	216.583.7119
EMAIL	hgroedel@ubglaw.com

August 8, 2024

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruari Regan and David Link

Office of Real Estate & Construction

Re:	Range Impact, Inc. Annual Report on Form 10-K Filed March 29, 2024 File No. 000-53832

Ladies and Gentlemen:

This letter is submitted on behalf of Range Impact, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K filed on March 29, 2024 (the “Form 10-K”), as set forth in your letter dated June 4, 2024 addressed to Michael Cavanaugh, Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Staff’s comment has been reproduced herein with a response to the numbered comment.

The responses provided herein are based upon information provided to UB Greensfelder LLP by the Company.

Annual Report on Form 10-K:

Mine Safety Disclosure, page 35

1.	We note your statement on page 5 that Range Natural also mines, directly and through subcontractors, natural resources, including coal, for customers incidental to the reclamation and repurposing of mine sites. We also note the disclosure on page 35 regarding mine safety disclosure which states not applicable. A registrant that is an operator, or that has a subsidiary that is an operator, of a coal or other mine must provide the information required by Item 104 of Regulation S-K. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has filed a Form 10-K/A on August 8, 2024 (“Form 10-K/A”) disclosing the information required by Item 104 of Regulation S-K. Please be advised that effective December 29, 2023, the Company ceased being the operator of a coal or other mine, and therefore, no disclosures under Item 104 of Regulation S-K were required in filings for periods after such date.

BOCA RATON        CHICAGO        CINCINNATI        CLAYTON, MO        CLEVELAND        COLUMBUS, OH        NEW YORK        SO. ILLINOIS        ST. LOUIS        WASHINGTON, DC

UBGLAW.COM

1660 West 2nd Street Suite 1100 Cleveland, OH 44113-1406	FIRM	216.583.7000	FAX	216.583.7001

United States Securities and Exchange Commission

August 8, 2024

Management’s Discussion and Analysis, page 37

2.	Refer to the management’s discussion and analysis disclosure incorporated by reference from your most recent form 10-K and 10-Q. We note little or no discussion of the reasons for the increases in revenue for the financial periods presented. Please provide a substantially expanded management’s discussion and analysis that addresses clearly the reasons for the changes in your financial results. Your discussion should not merely be a recitation of financial statements in narrative form but should address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the company. See Instruction 3 to Item 303(b)of Regulation S-K and refer to Section III.B. of Securities Act Release No. 33-8350 for guidance.

RESPONSE: The Company has revised management’s discussion and analysis disclosures in its Form 10-K/A to more fully disclose the reasons for the changes in its financial results for the comparable periods.

3.	Please describe the material terms of your principal indebtedness. Also, file the agreements governing such indebtedness as exhibits.

RESPONSE: A description of the Company’s principal indebtedness appears on page 50 of the Form 10-K/A and the agreements and promissory notes reflecting such indebtedness have been added as exhibits to the Form 10-K/A.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 49

4.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each 5% owner who is not a natural person.

RESPONSE: The Company has been advised by Indemnity National Insurance Company that its Chairman, David Wiley, indirectly exercises sole voting and investment powers with respect to the shares of the Company reflected in the table beneficial ownership table in Item 12, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”.

Signatures, page 53

5.	The Form 10-K should be signed by its principal financial officer or officers and its controller or principal accounting officer. Refer to General Instruction (D)(2)(a) of Form 10-K. Please revise.

RESPONSE: The Form 10-K/A has been signed by Patricia Missal, the Company’s principal financial officer and principal accounting officer.

Very truly yours,

/s/ Howard Groedel
Howard Groedel